December 13, 2006

Room 4561

Mr. Ken Owyang
Chief Financial Officer and Senior Vice
   President of Finance and Administration
Supportsoft, Inc.
575 Broadway
Redwood City, CA 94063

> **Re: Supportsoft, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 8-K filed October 26, 2006**
> **File No. 000-30901**

Dear Mr. Hayes:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2005, 2004 and 2003

Revenue, page 32

1.   We note that your license revenue for the quarter ended March 31, 2006 declined nearly 80% from the fourth quarter of 2005. In addition, we were unable to locate

any disclosure in your annual report suggesting that such a drastic reduction in license revenue was expected in the short term. Given that the annual report was filed only two weeks prior to the end of the first quarter of 2006, explain to us why you did not discuss your expectations with respect to first quarter license revenues. Refer to Item 303(a)(3)(ii) of Regulation S-K in your response.

Liquidity and Capital Resources, page 36

2.   We note that your disclosures in this section do not appear to adequately address changes in your balance sheet that materially affected your operating cash flows. For example, we note that your accounts receivable nearly doubled and there does not appear to be a sufficient explanation as to the drivers of that change. Please explain to us why the receivables increased and why you did not address the underlying drivers of such changes during each period presented. Refer to Section IV of SEC Release No. 33-8350 for guidance.

Consolidated Financial Statements

Consolidated Statements of Income, page 42

3.   We note that your term license revenue appears to have been a material portion of your revenues in the past and may be again in the future. Please quantify the revenues included within "license fees" that consist of bundled license and service revenues. If such amounts are significant for any period presented, explain how you evaluated your compliance with Rule 5-03 of Regulation S-X and indicate why you believe that "license fees" is an appropriate caption title.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 49

4.   Please tell us more about your arrangements with resellers as described in your revenue recognition policy. For each method of recognizing reseller revenue that is described, explain to us in more detail how you evaluate each of the revenue recognition criteria and provide us with a brief analysis of the relevant guidance that supports your accounting.

5.   We note your disclosure that, in the event services are essential to the functionality of other elements in the arrangement, revenue is recognized using contract accounting. Tell us the extent to which you have recognized revenue using contract accounting during the periods presented. If such revenue has been significant, explain why you have not disclosed more detailed information

regarding your method of applying contract accounting and any related management estimates.

Segment Information, page 54

6.   Please explain to us how your disclosures comply with paragraph 37 of SFAS 131.

Form 8-K filed October 26, 2006

Exhibit 99.1

7.   We believe the non-GAAP statement of income columnar format appearing in your Item 2.02 Form 8-K filed on October 26, 2006 may create the unwarranted impression to investors that the non-GAAP statement of income has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures (FAQ), Question 8.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Mr. Ken Owyang
Supportsoft, Inc.
December 13, 2006
Page 4

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

    You may contact David Edgar, Staff Accountant, at (202) 551-3459, Mark
Kronforst, Assistant Chief Accountant, at (202) 551-3451 or the undersigned at (202)
551-3730 if you have any questions regarding these comments.

                              Sincerely,

                              Craig Wilson
                              Senior Assistant Chief Accountant